Barclays PLC Q2 2018 Capital Information1 2 August 2018 1 This presentation must be read and construed with all applicable law, rules and regulations applicable to Barclays and the information presented herein. You should ensure you have read and fully understood (and consulted with your legal advisors as you deem necessary to understand) (i) such law, rules and regulations and (ii) the Disclaimers contained at the back of this presentation | Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-223156

Managing Group capital position above mandatory distribution restrictions

Illustrative evolution of minimum CET1 requirements and buffers


2017 Pillar 1 requirement
2017 Pillar 2A CET1 requirement
G-SII buffer
Capital Conservation Buffer (CCB)
Countercyclical Buffer (CCyB)
CRD IV Mandatory Distribution Restrictions (MDR) hurdle
Maximum BoE stress test hurdle rate for 2018 tests[1]
Q218 CET1 ratio: 13.0%
Future CET1 ratio = Regulatory minimum level + management buffer[2]
c.13%
Current buffer: 2.9%
Management buffer[2] 1.6%
0.5%
0.2%
10.1%
11.4%
1.9%
2.5%
8.0%
8.4%
1.1%
1.5%
2.4%
2.4%
4.5%
4.5%
Stress test capacity at least 4.6%
Jun-18
End-state

- Maintained robust capital buffers based on 30 June 2018 capital position:
  - Buffer to 30 June 2018 MDR hurdle: c.2.9% or c.£9bn
  - Buffer to 7% AT1 trigger event: c.5.6% or c.£18bn based on the fully loaded CET1 ratio of 12.6%, excluding transitional relief, in line with AT1 terms and conditions

Distribution restrictions and management buffer

- End-state CET1 ratio expectation of c.13%
  - Assuming the introduction of a UK CCyB of 1% from November 2018 would translate to c.50bps for the Group, based on our UK exposures
  - This would result in a CRD IV MDR hurdle rate of 11.4%
- Maintaining our CET1 ratio comfortably above the mandatory distribution threshold remains a critical management objective
- Barclays' management buffer is 1.6% above our current end-state regulatory CET1 levels, providing a buffer above MDA restriction levels, intended to absorb fluctuations in the CET1 ratio, cover event risk and stress and to enable management actions to be taken in sufficient time to avoid mandatory distribution restrictions. This buffer will continue to be reviewed on a regular basis
- Distribution restrictions[3] apply if an institution fails to meet the CRD IV Combined Buffer Requirement (CBR), at which point the maximum distributable amount is calculated on a reducing scale
- Barclays' recovery plan actions are calibrated to take effect ahead of breaching the CBR
- In determining any proposed distributions to shareholders, the Board notes it will consider the expectation of servicing more senior securities
- As capital buffers and RWAs will evolve over time, the CET1 position will be managed to maintain a prudent buffer over future minimum levels, to guard against mandatory distribution restrictions pursuant to CRD IV

[1] Based on Barclays' understanding of "Stress testing the UK banking system: key elements of the 2018 stress test", published March 2018 | [2] CET1 ratio is currently 160bps above the expected end point regulatory minimum level, within our end state target range. The management buffer incorporates any PRA buffer and will continue to be reviewed on a regular basis | [3] As per CRD Art. 141, and subject to any changes under the proposed CRR2, restrictions on discretionary distributions would apply in case of a breach of the CBR as defined in CRD Art 128(6) |

2 | Barclays Q2 2018 Capital Information

Transition to CRD IV capital structure well established

Illustrative evolution of CRD IV capital structure



20.5%
Total capital ratio
3.9%
(12.4bn)
T2
0.8% (£2.7bn) Legacy T1
2.8%
(£8.9bn)
AT1
13.0%
(£41.4bn)
CET1
≥18.4%
Total capital ratio[1]
≥3.1%
T2
(incl. P2A)
≥ 2.3%
AT1 (incl. P2A)
1.6%
Management buffer[2]
0.5% CCyB
2.5%
Capital Conservation buffer
1.5% G-SII
2.4%
P2A
4.5%
CET1
Jun-18
capital structure
(Transitional)
End state
capital structure

Well managed and balanced total capital structure

- BBPLC issued capital instruments are expected to qualify as MREL in line with their regulatory capital values until 1 January 2022[3]. Those that are outstanding beyond 1 January 2022 will no longer qualify as MREL but, depending on their individual characteristics, may continue to qualify as Tier 2 regulatory capital
- Aim is to manage our capital structure in an efficient manner:
  - Expect to continue to hold a surplus to 2.3% of AT1 through regular issuance over time
- The appropriate balance of Tier 2 will continue to be informed by relative pricing of Senior and Tier 2, investor appetite, maturity profile of the existing stack and MREL eligibility
- Legacy capital instruments maturing or callable post 2022 is modest and short-dated, with the majority of the tail maturing within 2022

Pillar 2A requirement

- Barclays' Pillar 2A requirement is set as part of a "Total Capital Requirement" (P1 + P2A) reviewed and prescribed at least annually by the PRA
- Barclays Group P2A requirement for 2018 is 4.3% and is split:
  - CET1 of 2.4% (assuming 56% of total P2A requirement)
  - AT1 of 0.8% (assuming 19% of total P2A requirement)
  - Tier 2 of 1.1% (assuming 25% of total P2A requirement)
- Basel Committee consultations and reviews of approaches to Pillar 1 and Pillar 2 risk might further impact the Pillar 2A requirement in the future

[1] Includes combined buffer requirement and management buffer | [2] CET1 ratio is currently 160bps above the expected end point regulatory minimum level, within our end state target range. The management buffer incorporates any PRA buffer and will continue to be reviewed on a regular basis | [3] Based on Barclays' understanding of the current BoE position |

3 | Barclays Q2 2018 Capital Information

Disclaimer Important Notice The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation, an offer to sell or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. Information relating to: regulatory capital, leverage, liquidity and resolution is based on Barclays’ interpretation of applicable rules and regulations as currently in force and implemented in the UK, including, but not limited to, the BRRD, CRD IV and CRR texts and any applicable delegated acts, implementing acts or technical standards. All such regulatory requirements are subject to change; MREL is based on Barclays’ understanding of the Bank of England’s policy statement on “The Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL)” published in June 2018, updating the Bank of England’s November 2016 policy statement, and the non-binding indicative MREL requirements communicated to Barclays by the Bank of England. Binding future MREL requirements remain subject to change including at the conclusion of the transitional period, as determined by the Bank of England, taking into account a number of factors as described in the policy statement and as a result of the finalisation of international and European MREL/TLAC requirements; future regulatory capital, liquidity, funding and/or MREL, including forward-looking illustrations, are provided for illustrative purposes only and are not forecasts of Barclays’ results of operations or capital position or otherwise. Illustrations regarding the capital flight path, end-state capital evolution and expectations and MREL build are based on certain assumptions applicable at the date of publication only which cannot be assured and are subject to change, including amongst others, holding constant the Pillar 2A requirement at the 2017 level despite it being subject to at least annual review and assumed CRD IV buffers, which are also subject to change. Forward-looking Statements This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the united kingdom from the European Union; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2017), which are available on the SEC’s website at www.sec.gov. Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.